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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
Québec, Canada
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General of Québec Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (f): Quarterly Report for the first quarter ended March 31, 2004

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

        Date: May 21, 2004

HYDRO-QUEBEC Quarterly Report

First Quarter 2004

Message from the Chairman of the Board and the President and Chief Executive Officer

For the first quarter of 2004, net income rose to $1,100 million, up from $1,006 million for the same period last year, a 9.3% increase. A significant reduction in the volume of short-term electricity sales outside Québec was more than offset by a nearly $380-million decrease in financial expenses.

Consolidated results

Sales amounted to $3,358 million, down $248 million. We reduced the volume of short-term electricity sales outside Québec to meet domestic demand and replenish our energy reserves. The increase in domestic sales is largely the result of the rate increase that took effect on January 1, as well as sales on February 29.

Total expenditure was $1,789 million, up $35 million or 2.0%. We remain committed to containing our operating expenses, excluding subsidiaries and holdings, within the amount allocated for 2003.

Financial expenses totaled $458 million, down $379 million or 45.3% from the same period in 2003. Almost half of this decrease stems from the effect of the appreciation of the Canadian dollar on the repayment of U.S.-dollar-denominated debts that had reached maturity. In addition, we lowered the level of natural hedging between debts and sales in U.S. dollars. We consequently recognized an exchange gain on a large volume of debts, which accounts for the remaining half of the decrease in financial expenses. Financial instruments are now being used to reduce the exchange risk.

The lower financial expenses helped improve the results of all of Hydro-Québec's operating units.

Segmented results

Generation

For the first quarter of 2004, Hydro-Québec Production posted net income of $709 million, versus $743 million for the same period in 2003, down $34 million or 4.6%. This decrease is chiefly attributable to a lower volume of short-term electricity sales outside Québec, due to deliveries to Hydro-Québec Distribution and efforts to replenish energy reserves. Financial expenses, for their part, fell by $160 million.

Transmission

Hydro-Québec TransÉnergie's net income was $144 million, up from $73 million in 2003. This $71-million or 97.3% increase results mainly from a $131-million decrease in financial expenses. However, the impact of the lower financial expenses was lessened by a decrease in revenue from system reservations for long-term sales of transmission capacity.

Distribution

Net income for Hydro-Québec Distribution rose to $279 million compared with $198 million in 2003, an increase of $81 million or 40.9%.

Total revenue from electricity sales in Québec amounted to $2,720 million, up $89 million or 3.4% over 2003. The rate increase that came into effect on January 1 contributed to a $74-million increase in sales.

The sales volume was 50.4 TWh, up 0.5 TWh from last year. The 0.5-TWh increase in base load was entirely offset by milder temperatures than in 2003. However, there were additional sales of 0.5 TWh on February 29, for revenue of $26 million.

Construction

For the first quarter of 2004, the Construction segment, which comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James (SEBJ), recorded a volume of activity of $242 million.

Hydro-Québec Équipement carried out activities worth $190 million, a volume similar to last year's. SEBJ's activities, which are mainly related to development of the Eastmain-1 facility, represented an investment of $52 million.

Oil and Gas

Hydro-Québec Pétrole et gaz encompasses Hydro-Québec's stake in Noverco as well as the development of oil and gas potential in eastern Québec. For the first quarter of 2004, the division reported net income of $19 million, compared with $12 million in 2003. This increase is due in large part to reduced financial expenses in the gas segment and the improved results of Gaz Métro Limited Partnership.

Investment

Hydro-Québec's investment program for 2004 amounts to $3.7 billion, almost $500 million more than last year's. Ongoing operations total $2.0 billion, or 54% of the program. Close to $1.3 billion will be invested in development activities, with over half for construction of the Eastmain-1 and Toulnustouc facilities.

At the end of the first quarter, investments in fixed and intangible assets totaled $582 million, compared with $535 million in 2003. Much of this amount went to projects to develop generating assets: ongoing construction of the Eastmain-1 and Toulnustouc facilities; start of construction of a power station on the Péribonka River; completion and commissioning of Rocher-de-Grand-Mère generating station; ongoing rehabilitation of other generating facilities; and construction of Mercier generating station and rehabilitation of its dam. Hydro-Québec TransÉnergie invested in bringing Montérégie substation and the planned Toulnustouc generating station onto the grid. Finally, Hydro-Québec Distribution's investments focused mainly on meeting growth in demand, improving service quality and implementing the Energy Efficiency Plan 2003-2006.

Financing

The company's borrowing program for 2004 amounts to $2.2 billion. The proceeds of these loans will be used to refinance debts that are maturing and to sustain growth in the investment program.

Borrowings in the first quarter totaled $1.3 billion. This amount came mainly from two issues on the Canadian market in the same series maturing in 2035, bringing its nominal value to $3.3 billion.

/s/ André Bourbeau	/s/ André Caillé
André Bourbeau Chairman of the Board	André Caillé President and Chief Executive Officer

May 21, 2004

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($M)

Three months ended March 31
	Notes	2004	2003
			(restated, note 2)
Revenue		3,358	3,606
Expenditure
Operations		572	492
Electricity and fuel purchased		589	625
Depreciation, amortization and decommissioning		463	477
Taxes		165	160

		1,789	1,754
Operating income		1,569	1,852
Financial expenses	3	458	837

Income before non-controlling interest		1,111	1,015
Non-controlling interest		11	9

Net income		1,100	1,006

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(unaudited)
($M)

Three months ended March 31
		2004	2003
			(restated, note 2)
Balance at beginning, as previously reported		10,863	9,897
Adjustment for the retroactive application of change in accounting policy		10	1

Balance at beginning, as restated	2	10,873	9,898
Net income		1,100	1,006

Balance at end		11,973	10,904

CONSOLIDATED BALANCE SHEET
($M)

	Note	As at March 31 2004 (unaudited)	As at December 31 2003 (audited)
			(restated, note 2)
ASSETS
Fixed assets		51,019	50,893
Current assets
Cash and cash equivalents		256	191
Investments		92	250
Accounts receivable		2,615	1,867
Financial assets related to debt		52	101
Materials, fuel and supplies		381	426

		3,396	2,835
Other long-term assets
Investments		845	794
Trust for nuclear waste management		24	24
Deferred charges		1,125	1,126
Financial assets related to debt		842	884
Goodwill		302	298
Intangible assets		704	711
Government reimbursement for the 1998 ice storm		162	166

		4,004	4,003
		58,419	57,731

LIABILITIES AND EQUITY
Long-term debt		34,863	34,356
Current liabilities
Borrowings		57	72
Dividends payable		—	965
Accounts payable		1,617	1,604
Accrued interest		640	970
Current portion of long-term debt		2,210	1,629

		4,524	5,240
Other long-term liabilities	4	1,981	2,229
Perpetual debt		433	440
Non-controlling interest		332	329
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		11,973	10,873
Translation adjustment		(61)	(110)

		16,286	15,137
		58,419	57,731

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($M)

Three months ended March 31
	2004	2003
		(restated, note 2)
Operating activities
Net income	1,100	1,006
Depreciation and amortization of fixed assets and intangible assets	449	451
Amortization of deferred charges	(207)	180
Change in non-cash working capital items	(1,036)	(1,399)
Other	27	43

	333	281
Investing activities
Fixed assets and intangible assets	(582)	(535)
Long-term investments	(19)	(4)
Net change in short-term investments	155	580
Other	(18)	2

	(464)	43
Financing activities
Issue of long-term debt	1,331	773
Maturity of long-term debt and sinking fund redemption	(258)	(1,494)
Repayment in advance of long-term debt	(12)	—
Receipts resulting from credit risk management	85	85
Net change in short-term borrowings	(56)	1,265
Dividends paid	(966)	(763)
Other	57	4

	181	(130)
Change in foreign exchange on cash and cash equivalents	15	15
Net change in cash and cash equivalents	65	209
Cash and cash equivalents at beginning of period	191	293

Cash and cash equivalents at end of period	256	502

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes
(unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises. These practices relate specifically to certain deferred charges and fixed assets in service or disposed of as well as their depreciation, and to the capitalization of financial expenses to fixed assets under construction.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2003.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2003, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As can be seen from the charts in the Consolidated Financial Highlights, seasonal temperature fluctuations affect the quarterly financial results.

Note 2 — Changes to Accounting Policies

Hedging relationships

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline 13 AcG-13 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Hedging Relationships." The new Guideline establishes the conditions for applying hedge accounting. It deals specifically with the identification, designation, documentation and effectiveness of hedging relationships, as well as the discontinuance of hedge accounting. Hedge accounting is applied to derivative instruments used in risk management that conform to hedge accounting eligibility requirements, as described in Note 1 of the Annual Report 2003. Changes in the fair value of derivative instruments that are no longer part of an eligible hedging relationship under AcG-13 are charged to operations at fair value.

As a result of the adoption of the new Guideline, hedging relationships that are no longer eligible for hedge accounting have been entered in accordance with the transitional provisions. The difference between the book value and the fair value of derivative instruments used in these hedging relationships has been deferred and will be recognized in the results for the same period as the gains, losses, revenue or expenses related to the hedged item. Thus, the recognition in the balance sheet of derivative instruments at their fair value for hedging relationships cancelled at January 1, 2004, led to a deferred loss of approximately $65 million. Of that amount, $53 million generated by the Corporation was recognized in the balance sheet in the first quarter, while the balance, generated by the subsidiaries, will be consolidated with a one-quarter lag, as described in Note 1 of the Annual Report 2003.

Impairment of long-lived assets

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Section 3063 of the CICA Handbook, entitled "Impairment of Long-Lived Assets." This standard states that a loss in value must be recognized when the book value of a long-lived asset exceeds the total undiscounted cash flows that will result from the use and eventual disposal of the asset. The loss in value corresponds to the amount by which the asset's book value exceeds its fair value, which then becomes the new baseline cost of the asset. The adoption of this standard did not have an impact on the financial statements.

Asset retirement obligations

On January 1, 2004, Hydro-Québec also adopted the recommendations of Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations." This section establishes standards for the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset. The liability associated with an asset retirement obligation is initially valued at its fair value in the period in which the obligation is incurred, when a reasonable estimate of fair value can be made. A corresponding cost for asset retirement is added to the book value of the asset in question and is amortized over its useful life. In subsequent periods, the liability is adjusted to reflect changes due to the passage of time and to revisions made in the retirement schedule or in the amount of undiscounted cash flows relative to the original estimate. In accordance with the standard, Hydro-Québec applied these changes retroactively and the figures for the previous period have been restated.

Retroactive application of the new standard led to a $10-million increase in retained earnings as at January 1, 2004. After the figures for the quarter ended March 31, 2003, were restated, operating expenses increased by $4 million, depreciation, amortization and decommissioning expenditure declined by $6 million, fixed assets and accumulated depreciation rose by $62 million and $32 million, respectively, and asset retirement obligations increased by $26 million.

Transitional information

The following table presents the impact of the application of the new accounting standards:

Three months ended March 31
	2004	2003

Declared net income	1,100	1,004
Adjustments	—	2

Restated net income	1,100	1,006

Note 3 — Financial expenses

Three months ended March 31
	2004	2003

Interest
Interest on debt securities	675	726
Amortization of borrowing discount and expenses
	14	11

	689	737

Exchange loss (gain)	(216)	154
Loan guarantee fees	42	46

	(174)	200
Less
Capitalized financial expenses	52	91
Net investment income	5	9

	57	100

	458	837

Note 4 — Other Long-Term Liabilities

	Note	At March 31 2004	At December 31 2003

Accounts payable		276	280
Accrued benefit liability		425	414
Deferred foreign exchange gain		731	1,138
Other deferred credits related to debt		321	173
Asset retirement obligations	5	228	224

		1,981	2,229

Note 5 — Asset Retirement Obligations

Liabilities stemming from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of irradiated fuel resulting from its operation, the dismantling of oil tanks used for transportation activities and the retirement of a transmission line.

Hydro-Québec has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

The total book value of asset retirement obligations is as follows:

At March 31 2004
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	140	72	12	224
Plus liabilities incurred	—	—	—	—
Plus accretion expense	2	2	—	4
Less liabilities settled	—	—	—	—
Balance at end	142	74	12	228
At December 31 2003 (restated)
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	132	64	11	207
Plus liabilities incurred	—	1	—	1
Plus accretion expense	8	7	1	16
Less liabilities settled	—	—	—	—
Balance at end	140	72	12	224

Note 5 — Asset Retirement Obligations (continued)

The book value of asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets

Total undiscounted amount of the estimated cash flows required to settle the obligations	463	564	19
Expected timing of payment of the cash flows required to settle the obligations	Payments made until 2052	Payments made until 2050	Payments made until 2043
Credit-adjusted risk-free rate at which the estimated cash flows have been discounted	6.4%	6.4%	6.4% and 7.0%

Note 6 — Guarantees

In the normal course of business, Hydro-Québec grants guarantees to third parties for indemnification purposes, mainly for energy purchase transactions. It also enters into agreements as part of its international operations and in the field of electrotechnologies.

As at March 31, 2004, the maximum potential amount Hydro-Québec may have to pay under these letters of credit or agreements totaled $478 million. Of this amount, $407 million relates to energy purchases, and a liability in the amount of $27 million has been recorded accordingly. Some guarantees expire between 2004 and 2019, while others do not have maturity dates.

Note 7 — Segmented information

Three months ended March 31, 2004
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	277	65	2,738	1		272	5	—		3,358
Intersegment	1,469	626	9	241	(a)	—	206	(2,551)		—
Net income (loss)	709	144	279	1		19	(29)	(23)		1,100
Total assets	25,504	18,576	10,312	210		1,861	984	972	(b)	58,419
Three months ended March 31, 2003
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	612	81	2,649	1		256	7	—		3,606
Intersegment	1,376	667	11	199	(a)	—	179	(2,432)		—
Net income (loss)	743	73	198	—		12	(20)	—		1,006
Total assets	24,857	18,488	10,216	245		1,839	1,045	1,564	(b)	58,254

(a)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $229 million ($191 million dollars in 2003) that corresponds to capital expenditures in respect of its client segments.

(b)
Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Summary of Operations ($M)	Three months ended March 31

	2004	2003	Change (%)

Revenue	3,358	3,606	6.9	DOWN
Expenditure	1,789	1,754	2.0	UP
Financial expenses	458	837	45.3	DOWN
Non-controlling interest	11	9	22.2	UP
Net income	1,100	1,006	9.3	UP

	2004				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)a)	1,100				1,006	321	146	467
Revenue ($M)	3,358				3,606	2,685	2,424	2,716
Revenue from Electricity Sales in Québec ($M)	2,720				2,631	1,856	1,742	2,349
Revenue from Electricity Sales Outside Québec ($M)	241				584	315	350	133

a) The 2003 results include restatements due to the retroactive application of new accounting standards.

Quarter Highlights

Strategic Plan

The Parliamentary Committee on Labour and the Economy completed its review of Hydro-Québec's Strategic Plan 2004-2008 on January 22. The Committee focused mainly on the following issues: 1. containing operating expenses within the allocated 2003 level until 2006, a freeze that applies to all divisions and units, with the exception of subsidiaries and holdings, without compromising the reliability and quality of operations or employee safety; 2. the need to carry out the Suroît combined-cycle generating station project, which will increase the security of Québec's power supply starting around 2007-2008; this project is an exception to the rule, as hydropower development remains the top priority; 3. promoting the development of wind power in Québec in order to generate considerable economic spinoffs.

Security of supply

In view of an anticipated energy deficit around 2006-2007, in February the Québec government asked the Régie de l'énergie to provide an opinion on the security of Québec's power supply and the role that the Suroît combined-cycle generating station can play in ensuring energy security. The Régie's mandate is to review all the data relating to a potential deficit, examine the possibility of creating new energy conservation programs, analyze all power generation options and propose solutions that comply with the Kyoto Protocol. The Régie is to submit its report by June 30, 2004.

Energy efficiency

In February, Hydro-Québec Distribution unveiled three energy efficiency programs aimed at residential customers. The first enables customers to obtain, via the Internet or by mail, a detailed profile of their consumption as well as energy conservation recommendations. The second involves electronic thermostats, and the third covers the installation of pool filter timers.

The company works with a number of Québec retailers and manufacturers to offer discounts on products that can reduce energy consumption. These programs are expected to yield energy savings of 300 GWh for the residential market. Hydro-Québec's overall target for 2006, as laid out in the Energy Efficiency Plan, is to reduce consumption by 750 GWh, which is equivalent to the consumption of 36,000 households.

Rate case

On February 26, the Régie de l'énergie handed down its decision on Hydro-Québec's application to amend electricity distribution rates. It recognized Hydro-Québec Distribution's need for additional revenue of approximately $117 million for 2004, the reference year chosen. The division may obtain this revenue by applying a uniform rate increase of 1.4% effective April 1, 2004.

Romaine complex

In March, Hydro-Québec announced the beginning of draft-design studies for developments on the Romaine River, on the North Shore of the St. Lawrence. The company plans to build a 1,500-MW complex made up of four hydroelectric generating stations. The studies will start in spring 2004 and continue until fall 2006.

If the studies show that the Romaine project is profitable, environmentally acceptable and well received by the local communities, construction could get under way in 2008, after government approval is received. The generating stations could be commissioned by 2013-2015.

Biomass

On March 15, 2004, further to its April 2003 call for tenders for biomass power, Hydro-Québec Distribution signed contracts with Bowater Canadian Forest Products and Kruger.

The contract with Kruger involves a 19-MW generating station in Sherbrooke. Firm- energy deliveries are scheduled to begin on March 1, 2007. The Bowater contract calls for a 20.4-MW generating station to be built in Gatineau, with deliveries commencing on July 1, 2006. Both contracts are for 20-year terms, and set an average purchase price of 6.7 cents per kilowatthour.

Hydro-Québec Distribution must submit the two contracts for approval by the Régie de l'énergie, which has already approved the tendering procedure followed by Hydro-Québec Distribution.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
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ISSN 0848-5836
2004G001-1A

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CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) ($M)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited) ($M)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) ($M)
Complementary notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.